December 17, 2021

CORRESPONDENCE VIA EDGAR

Mr. Kevin Woody

Branch Chief

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549-7010

Re:	Babcock & Wilcox Enterprises, Inc.

Comment Letter dated November 15, 2021 (received December 6, 2021)

Form 10-K for Fiscal Year Ended December 31, 2020

Filed March 8, 2021

File No. 001-36876

Dear Mr. Woody:

This letter is Babcock & Wilcox Enterprises, Inc.'s ("we," "us," "B&W" or the "Company") response to the Staff's November 15, 2021 (received December 6, 2021) comment letter based on the Staff's review of the Company's Form 10-K for the year ended December 31, 2020 (the "Form 10-K"). For your convenience, each of the Staff's comments has been reprinted below in bold, followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2020

Non-GAAP Financial Measures, page 34

1.	We note the first sentence in the introductory paragraph for Results of Operations where you disclose that the Adjusted EBITDA table is consistent with the way your chief operating decision maker reviews the results of your operations and makes strategic decisions about your business. Following that table, you also present adjusted gross profit as a non-GAAP measure impacting your segment results. Please clarify to us, which profitability measure management believes is the one determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in your financial statements and revise your presentations and reconciliations in all future filings to comply with Question 104.1 of the Division's Non-GAAP Financial Measures Compliance & Disclosure Interpretations, issued April 4, 2018 and ASC 280-10-50-28 as necessary.

Response

The Company acknowledges the Staff’s comment.  As disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, the Company’s primary measure of segment profitability is adjusted EBITDA. The Company’s CODM regularly evaluates segment profitability by adjusted EBITDA when assessing segment performance and deciding how to allocate resources between segments.

While management believes that segment-level adjusted gross profit disclosed outside of the Company’s financial statements and footnotes was presented in a manner compliant with Regulation G and Item 10(e) of Regulation S-K, the Company will discontinue the presentation of Adjusted Gross Profit from all future filings, press releases and presentations.

2.	We note that you present Adjusted Gross Profit as a non-GAAP measure and reconcile it to operating loss. As it would appear that gross profit would be the most comparable GAAP measure, please tell us why management decided to reconcile Adjusted Gross Profit to operating loss. In addition, please tell us why the adjustments made are appropriate considering Question 100.01 of the SEC Staff's Compliance and Disclosure Interpretations on non-GAAP Financial Measures.

Response

The Company acknowledges the Staff’s comment. As noted in our response to Question 1 above, the Company will discontinue the use of Adjusted Gross Profit from all future filings, press releases and presentations.

We appreciate your feedback on our financial reporting. Should you have any questions about our responses, please contact me at lsalamone@babcock.com.

Sincerely,

/s/ Louis Salamone
Louis Salamone
Executive Vice President, Chief Financial Officer and Chief Accounting Officer
Babcock & Wilcox Enterprises, Inc.

cc:	Effie Simpson, SEC Division of Corporation Finance. Office of Manufacturing
John Dziewisz, Senior Vice President, General Counsel and Corporate Secretary, Babcock & Wilcox Enterprises, Inc.

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